Northern Dynasty: Pebble hires notable Alaskan Mark Hamilton to lead External Affairs

November 7, 2017 Vancouver– Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announces that its wholly-owned Alaska-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) has hired retired Major General, US Army & President Emeritus of the University of Alaska Mark Hamilton to serve as its Executive Vice President of External Affairs.

“Mark Hamilton is among Alaska’s best known and most highly respected residents, in large part for his tremendous accomplishments and service to the state over 12 years as President of the University of Alaska,” said Pebble Partnership CEO Tom Collier. “We fully expect Mark’s vision, his leadership and his credibility to materially advance our efforts to re-position the Pebble Project, to ensure it provides meaningful and enduring benefits to the people of Bristol Bay and Alaska, and to help create the social and political conditions necessary to permit this project in the years ahead.”

Collier said Hamilton will begin work immediately this fall, and expects to connect with political, business, community and Alaska Native leaders throughout the state to better understand their views and consider their advice as the Pebble Project advances into permitting.

“I’m delighted to join the Pebble team as we begin the long and rigorous journey toward permitting a mine engineered to protect the environment and the world-class fisheries of Bristol Bay,” Hamilton said.

“Like other Alaska mines, I have every confidence that Pebble will be developed safely, in a manner that protects the clean water and healthy fish and wildlife that all Alaskans value. Perhaps more importantly, I think Pebble is a critically important project at this juncture in our state’s history, and one that will make tremendous long-term contributions to the economic and social well-being of our residents.”

Hamilton said he has become increasingly concerned in recent years about the growing discord in America, and fears the “end of reason” when it comes to public discourse about politics and resource development. Too often, he said, lines are drawn and opinions are formed in the absence of informed and respectful discourse – a “don’t confuse me with the facts, I already have my bumper sticker” dynamic.

“I believe in reason,” he said. “I believe in coming to the table to contest different opinions respectfully and honestly; refusing to hear the evidence that supports opinions contrary to our own signals the rejection of the dialectic and the end of reason.

“That is where the Pebble Project, like so many contentious issues in American life, stands today but I intend to appeal to my fellow Alaskans to rise above that caustic dynamic, and to consider this project based on its merits – on the facts, rather than on fear. I have every confidence they will rise to that challenge.”

An Alaska resident for more than 20 years, Hamilton spent 31 years with the US Army, including involvement in successful negotiations in Somalia and in the United Nations, leading toward peace in El Salvador. He has been awarded the military’s highest peacetime award, the Joint Distinguished Service Medal and was recognized by The National Association Of Scholars for “resolute Leadership in Defense of Intellectual Freedom in Higher Education.“ Hamilton has been married to Patricia Hamilton (née Behrens) for more than 50 years. Two of the Hamilton’s four children live in Alaska, as do five of their 12 grandchildren.

Northern Dynasty President & CEO Ron Thiessen remarked that securing an Alaskan of Mark Hamilton’s stature and credibility is evidence the Pebble Partnership continues to execute on its business plan. He said Pebble is assembling a world-class senior management and technical team in Anchorage, Alaska, and is on track to initiate federal and state permitting for the Pebble Project by the end of 2017.

“With respect to the other major objective Northern Dynasty has indicated it will achieve this year – that of securing a new major funding partner for the Pebble Partnership – we continue to be on track and making excellent progress,” Thiessen said. “We will have more to report before the end of the year.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Canadian Media Contact:	US Media Contact:
Ian Hamilton	Dan Gagnier
DFH Public Affairs	Gagnier Communications
(416) 206-0118 x.222	(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com